HOGAN & HARTSON
L.L.P.

02060740

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

December 18, 2002

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

02 DEC 20 AM 9:21

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Quarterly Report (CVM) – 3rd Quarter, 2002

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dly 1/2/03

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira



Informativo Trimestral

3° Trimestre de 2002





Quarterly Report

3rd Quarter, 2002

BELGO
Grupo Arcelor

Excelência em aço. Ética nas ações.

Sumário do Desempenho de Janeiro a Setembro de 2002 e 2001 (Controladora)

Volume de produção de laminados com aumento de 1,3% e vendas totais com crescimento de 6,5% com destaque nas exportações.

Vendas no mercado interno + 1,5%

Vendas no mercado externo + 26,0%

Receita líquida em alta (+27,0%) impulsionada pela maior tonelagem exportada e pela depreciação cambial, bem como pelo ajuste interno de preços, por conta do aumento de preços de insumos básicos, energia e serviços.

Fluxo de caixa das atividades operacionais com crescimento de 98,2%, alcançando R$ 581 milhões.

EBIT e EBITDA cresceram 64,8% e 51,8% passando para respectivamente R$ 344,5 e R$ 403 milhões.

ROCE - o retorno sobre o capital investido passou de 16,9% para 22,9%.

Lucro Líquido em alta de 20,2%, prejudicado pelo ajuste a valor de mercado das aplicações em títulos de renda fixa no período de janeiro a setembro no valor de R$ 91,5 milhões, valor este reversível até o vencimento dos títulos.

Investimentos realizados de R$ 112,6 milhões alinhados ao Plano Plurianual (2001-2004) de R$ 640,0 milhões, já incluindo o custo inicial da duplicação da capacidade da Usina de Piracicaba.

Redução do endividamento líquido em R$ 99,0 milhões (-27% em relação a dezembro de 2001) atingindo R$ 264,5 milhões em 30/09/2002 e aumento da disponibilidade de caixa em R$ 96 milhões, alcançando R$ 482,4 milhões.

Produtividade +9,7%, passando de 829 para 909 t/aço/h/ano (exclui administração e vendas).

Acindar - A Empresa trabalha a plena capacidade e com resultados operacionais (EBIT) positivos. Porém, a renegociação da dívida, que está em curso, é fundamental para o futuro da Empresa.

BMP - As negociações com os credores da Mendes Jr. Siderurgia avançaram e a conclusão do projeto de reestruturação deve acontecer no curto prazo.

Performance Summary January - September 2002 and 2001 (Parent Company)

Rolled products production volumes up 1.3% and total sales up 6.5%, headed by exports.

Domestic market sales + 1.5%

Export sales + 26.0%

***Net revenues up (+27.0%)**, driven by higher export tonnage and foreign exchange depreciation, as well as in-house price adjustments prompted by rising prices for basic feedstock, electricity and services.*

Operating cash flow up 98.2%, reaching R$ 581 million.

***EBIT and EBITDA up 64.8% and 51.8%**, reaching R$ 344.5 and R$ 403 million respectively.*

***ROCE** - Return on Capital Employed rose from 16.9% to 22.9%.*

***Net profits up 20.2%**, undermined by adjustments to the market value of fixed income papers from January through September totaling R$ 91.5 million, with this amount reversible through to the maturity date of the papers.*

***Investments of R$ 112.6 million**, in step with the Pluri-Annual Plan (2001-2004) of R$ 640.0 million, and including the initial costs of doubling the capacity of the Piracicaba Plant.*

***Net debt down by R$ 99.0 million** (-27% less than in December 2001), dropping to R$ 264.5 million on September 30, 2002 with available cash on hand up by R$ 96 million, reaching R$ 482.4 million.*

***Productivity up by +9.7%**, rising from 829 to 909 tons/steel/man/year (excluding back office and sales).*

***Acindar** - The plant is working at full capacity, with positive operating earnings (EBIT). However, the renegotiation of its debt - which is currently under way - is a crucial step for the future of this Company.*

***BMP** - Discussions with the creditors of the Mendes Jr. Siderurgia steel mill have progressed, with its restructuring project approaching completion in the near future.*

Evolução Trimestral e Anual / *Quarterly and Annual Figures*

		2000	2001					2002		
		Ano	1º T	2º T	3º T	4º T	Ano	1º T	2º T	3ºT
Crescimento do PIB [1] - *GDP Growth* [1]	(Δ%)	4,36	(0,75)	3,07	0,52	(3,42)	1,51	(0,80)	4,85	n.d./na
Vendas - Mercado interno	(10^3 t)	5.949,0	1.557,2	1.682,6	1.745,1	1.337,4	6.322,3	1.438,3	1.580,3	1.793,8
Setor nacional de laminados longos [2] *Sales: Brazilian domestic market for long rolled products* [2]	(Δ%)	-	7,84	8,06	3,72	(23,36)	6,28	7,54	9,87	13,8
Vendas Belgo [3] (mercado interno) - *Sales Belgo* [3] *(domestic market)*	(10^3 t)	1.987.2	506.2	565.5	600.3	455.1	2,127.1	482.4	533.6	612,5
	(Δ%)	-	9,3	11,7	6,2	(24,2)	7,0	6,0	10,6	14,8

(1) Em relação ao Trimestre anterior/Ano anterior, sem ajuste sazonal (Fonte: IBGE)
(2) Exclusive tubos e inclusive aços especiais e inox (Fonte: IBS)
(3) Belgo + BMP + Itaúna Siderurgia

(1) Compared to previous Quarter / Previous Year, with no seasonal adjustment (Source: IBGE)
(2) Excluding pipes and including special and stainless steels (Source: IBS)
(3) Belgo + BMP + Itaúna Siderurgia

Comentário do Desempenho do Período de Janeiro a Setembro de 2002 e 2001

Comments on Performance During the Period of January to September 2002 and 2001

Apresentamos as análises comparativas dos períodos de janeiro a setembro de 2002 e 2001 e dos trimestres de 2002.

We present the comparative analyses for the periods from January through September 2002 and 2001, together with the first three quarters of 2002.

Produção e Vendas (10^3 t) das Empresas Belgo

Production and Sales (10^3 tons) for the Belgo Companies

Os volumes e as variações da produção de aço bruto, laminados e trefilados estão assim distribuídos:

The volumes and variations in the output of crude steel, rolled products and wire goods are distributed as follows:

Quadro1 - Produção das Empresas Belgo (Unid. 10^3 t) *Table1 - Output: Belgo Companies (Unit 10^3 tons)*

	2002 3º T	2002 2º T	2002 1º T	2002 jan/set	2001 jan/set	Δ%
SETOR DE SIDERURGIA - *STEEL SECTOR*						
AÇO BRUTO - *CRUDE STEEL*						
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Plants)*	498,7	502,9	490,1	1.491,8	1.430,8	4,3
- BMP - *(Juiz de Fora Plant)*	221,6	190,8	205,2	617,6	546,6	13,0
TOTAL	**720,3**	**693,7**	**695,3**	**2.109,4**	**1.977,4**	**6,7**
LAMINADOS - *ROLLED PRODUCTS*						
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Plants)*	484,5	459,8	460,3	1.404,7	1.386,2	1,3
- BMP - *(Juiz de Fora Plant)*	216,7	184,8	184,7	586,1	575,5	1,8
- Itaúna Siderúrgica Ltda. - *(Itaúna Plant)*	18,9	16,7	13,6	49,2	39,4	24,9
TOTAL	**720,1**	**661,3**	**658,6**	**2.040,0**	**2.001,1**	**1,9**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
- BMB / BBA / JOSSAN	**181,7**	**158,0**	**139,6**	**479,3**	**443,3**	**8,1**

A produção de aço bruto registrou um volume 6,7% superior, a de laminados um leve crescimento de 2% e a de trefilados um aumento de 8,1%, todos relacionados com o mesmo período do ano passado.

Com relação ao trimestre anterior registrou-se um crescimento de 9% na produção de laminados e de 15% na produção de trefilados.

The output of crude steel rose 6.7%, with a slight increase of 2% for rolled products, while wires rose 8.1%, all compared to same period last year.

Compared to the previous quarter, the output of rolled products rose 9%, with wires production up 15%.


Tecnologia

Os volumes de vendas por setores e por mercados estão assim distribuídos:

The sales volumes for various sectors and markets are distributed as follows:

Quadro 2 - Vendas Empresas Belgo (Unid. 10^3 t)

Table 2 - Sales Belgo Companies (Unit 10^3 tons)

		2002		**2002**	**2001**	**Δ%**
	3º T	**2º T**	**1º T**	**jan/set**	**jan/set**	
MERCADO INTERNO - ***DOMESTIC MARKET***						
SETOR DE SIDERURGIA (*) - ***STEEL SECTOR (*)***						
- Controladora - *Parent Company (Monlevade. Vitória and Piracicaba Plants)*	405,6	383,7	334,5	1.123,8	1.107,5	1,5
- BMP - *(Juiz de Fora Plant)*	206,9	149,8	145,2	501,9	520,6	(3,6)
- Itaúna Siderúrgica Ltda. - *(Itaúna Plant)*	-	0,1	2,7	2,8	40,7	(93,1)
TOTAL	**612,5**	**533,6**	**482,4**	**1.628,5**	**1.668,8**	**(2,4)**
SETOR DE TREFILARIAS - ***WIRES SECTOR***						
- BMB / BBA / JOSSAN	**132,5**	**127,2**	**124,7**	**384,4**	**378,1**	**1,7**
MERCADO EXTERNO - ***EXPORTS***						
SETOR DE SIDERURGIA - ***STEEL SECTOR***						
- Controladora - *Parent Company (Monlevade. Vitória and Piracicaba Plants)*	117,6	126,6	116,4	360,6	286,3	26,0
- BMP - *(Juiz de Fora Plant)*	59,8	36,2	25,5	121,5	10,6	-
TOTAL	**177,4**	**162,8**	**141,9**	**482,1**	**296,9**	**62,4**
SETOR DE TREFILARIAS - ***WIRES SECTOR***						
- BMB / BBA / JOSSAN	**21,8**	**15,5**	**10,2**	**47,5**	**35,9**	**32,3**
Venda Total do Setor de Siderurgia - ***Total Sales - Steel Sector***	**789,9**	**696,4**	**624,3**	**2.110,6**	**1.965,7**	**7,4**
Venda Total do Setor de Trefilarias - ***Total Sales - Wires Sector***	**154,3**	**142,7**	**134,9**	**431,9**	**414,0**	**4,3**

(*) Inclui vendas para empresas de trefilarias.

(*) Includes sales to wire companies

A retração no volume de vendas para o mercado interno no Setor de Siderurgia é reflexo do menor nível de atividade econômica no ano de 2002. Registra-se, entretanto, uma recuperação de 14,8% nas vendas domésticas do 3º trimestre em relação ao 2º trimestre do ano em curso.

As exportações, tanto no Setor de Siderurgia quanto no Setor de Trefilarias, tiveram um crescimento significativo de 62,4% e 32,3%, respectivamente.

Shrinking domestic sales volumes for the Steel Sector reflect more sluggish economic activities during 2002. However, a 14.8% domestic sales increase was noted during the 3rd Quarter compared to the 2nd Quarter of the current year.

Exports by both the Steel and Wires Sectors rose significantly by 62.4% and 32.3%, respectively.

Os impactos das medidas protecionistas do mercado internacional tiveram seus efeitos reduzidos na Belgo pelo fato da Empresa concentrar as exportações em produtos especiais, não atingidos diretamente por aquelas medidas. Com relação aos produtos que estão sendo mais penalizados por aquelas decisões, estamos buscando, com êxito, mercados alternativos.

The effects of the protectionist measures imposed on international markets were mitigated for Belgo by the fact that its exports are concentrated in special products that were directly affected by these measures. Meanwhile, alternative markets are being successfully sought for products penalized more heavily by these decisions.

Resultados

Earnings

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

The Table below presents the financial highlights and some indicators for the Parent Company.

Quadro 3 - Destaques Financeiros - Controladora

Table 3 - Financial Highlights - Parent Company

Em R$ milhões - *R$ million*	3º T 2002	2º T 2002	1º T 2002	2002 jan/set	2001 jan/set	Δ %
Receita Bruta - *Gross Revenues*	590,6	523,1	455,9	1.569,6	1.247,1	25,9
Receita Líquida - ***Net Revenues***	**456,7**	**399,0**	**352,2**	**1.207,9**	**951,4**	**27,0**
Mercado interno - *Domestic market*	374,0	330,2	293,7	997,9	800,4	24,7
Mercado externo - *Exports*	82,7	68,8	58,5	210,0	151,0	39,1
Lucro Operacional (EBIT) - ***Operating Profit (EBIT)***	**141,7**	**109,2**	**93,6**	**344,5**	**209,1**	**64,8**
Despesas financeiras líquidas - *Financial expenses, net*	(89,0)	(33,1)	(9,2)	(131,3)	(37,6)	249,2
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	28,1	10,1	4,9	43,1	38,7	11,4
Equivalência Patrimonial - *Equity earnings*	7,4	25,2	38,3	70,9	68,8	3,1
Receitas (Despesas) não operacionais - *Non-Operating Revenues (Expenditures)*	(0,7)	(17,6)	(16,4)	(34,7)	(22,1)	57,0
Lucro Líquido - ***Net Profit***	**52,6**	**64,4**	**82,1**	**199,1**	**165,7**	**20,2**
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**161,5**	**128,7**	**112,8**	**403,0**	**265,4**	**51,8**
Investimentos - *Investments*	53,8	31,6	27,2	112,6	79,2	42,2
Aumento (redução) capital de giro operacional - *Increase (reduction) operating working capital*	(72,5)	(26,5)	(23,5)	(122,5)	76,7	
Endividamento líquido - *Net debt*	264,5	321,9	381,6	264,5	318,5	(17,0)
Disponibilidades (no final do período) - *Cash on hand and banks (at end of period)*	482,4	405,8	396,6	482,4	465,2	3,7
Patrimônio líquido - *Net equity*	2.204,9	2.152,3	2.087,9	2.204,9	2.044,8	7,8
Ativo total - *Total assets*	3.727,1	3.527,2	3.433,4	3.727,1	3.356,9	11,0
ROCE (%)	24,1	21,8	21,8	22,9	16,9	-
ROE (%)	9,7	12,1	16,1	12,6	11,2	-
Por lote de 1000 ações - ***Per 1,000 shares***						
Lucro líquido - *Net profits*	7,78	9,52	12,14	29,44	24,50	20,2
Patrimônio líquido - *Net equity*	326,05	318,27	308,74	326,05	302,37	7,8
Nº de empregados - *Employees*	2.923	2.917	2.966	2.923	2.964	(1,4)

A receita líquida cresceu 27,0% no período.

O lucro operacional (EBIT) e a geração de caixa operacional (EBITDA) apresentaram um crescimento consistente e significativo de 64,8% e 51,8%, respectivamente, fundamentado nos volumes de venda e depreciação cambial para o mercado externo, e

Net Revenues rose 27.0% over the period.

The operating profits (EBIT) and operating cash flow generation (EBITDA) rose steadily and significantly by 64.8% and 51.8%, respectively, buoyed by sales volumes and foreign exchange depreciation on foreign markets, in parallel to price realignments


Qualidade

no realinhamento de preços no mercado doméstico decorrentes do aumento dos custos de produção principalmente em insumos básicos (sucata, gusa e coque entre outros), energia e serviços.

A geração de caixa (EBITDA) da Controladora alcançou R$ 403,0 milhões no período de janeiro a setembro do ano em curso e R$ 161,5 milhões no terceiro trimestre de 2002.

A Empresa vem mantendo quase toda a sua disponibilidade de caixa em aplicações financeiras atrelada à variação cambial.

O lucro líquido da Belgo foi de R$ 199,1 milhões com crescimento de 20,2%.

O ajuste líquido a valor de mercado determinado pelo Banco Central e pela CVM - Comissão de Valores Mobiliários impactou negativamente o lucro líquido em R$ 72,0 milhões no 3º trimestre e em R$ 91,5 milhões no período de janeiro a setembro de 2002, valores estes reversíveis até o vencimento das aplicações.

A BBA - Belgo Bekaert Arames S/A, a BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda., a BEMEX Comercial, a BIL - Bemex International Limited e a BMF - Belgo-Mineira Fomento Mercantil Ltda. contribuíram positivamente para a equivalência patrimonial, que foi de R$ 70,9 milhões.

A desvalorização do Real afetou o endividamento da Usina Hidrelétrica Guilman-Amorim S/A, prejudicando a equivalência patrimonial.

O resultado da BMP foi afetado no 3º trimestre de 2002, por maior despesa de arrendamento das instalações industriais, decorrentes de cláusula contratual, sem efeito no fluxo de caixa.

A Empresa, face à expectativa de crescimento da demanda do mercado interno para a construção civil, considerou no Plano Plurianual de Investimentos 2001-2004 a duplicação da capacidade de produção de vergalhões na Usina de Piracicaba. O investimento está orçado em US$ 70 milhões e acrescentará, a partir de 2004, meio milhão de toneladas de vergalhões junto ao maior mercado consumidor de aço para a construção civil do País.

on the domestic market due to rising production costs, mainly for basic feedstock (including scrap, pig iron and coke), energy and services.

Cash flow generation (EBITDA) by the Parent Company topped R$ 403.0 million from January through September this year and R$ 161.5 million during the 3rd Quarter of 2002.

The Company has been keeping almost all its cash on hand in short-term financial investments tied to the foreign exchange rate.

The Net Profits of Belgo rose 20.2% to R$ 199.1 million.

The net adjustment to the market value determined by the Brazilian Central Bank (Banco Central) and the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) had a negative impact on the net profits of R$ 72.0 million for the 3rd Quarter and R$ 91.5 million from January through September 2002, with these figures subject to alteration by the maturity date of these financial investments.

Positive contributions of R$ 70.9 million to equity earnings came from BBA - Belgo Bekaert Arames S/A, BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda., BEMEX Comercial, BIL - Bemex International Limited and BMF - Belgo-Mineira Fomento Mercantil Ltda.

The devaluation of the Real affected the indebtedness of Usina Hidrelétrica Guilman-Amorim S/A, with adverse effects on the equity earnings of this hydro-power plant.

The 3rd Quarter earnings posted by BMP in 2002 had no effects on the cash flow, due to higher leasing charges on the industrial facilities under the contract.

With rising demands from the civil construction sector expected on the domestic market, the Pluri-Annual Investment Plan 2001-2004 intends to double the rebars production capacity of the Piracicaba Plant. Budgeted at US$ 70 million, from 2004 onwards, these investments will add half a million tons of rebars to the largest steel consumption markets for civil construction in Brazil.

Margens da Controladora / *Parent Company Margins*

Nos 4 trimestres de 2001 e nos três trimestres de 2002

For all four quarters of 2001 and the first three quarters of 2002.


20,7
18,5
26,0
33,3
26,6
27,4
31,0
1T01
2T
3T
4T*
1T02
2T02
3T02

Margem EBIT % / *EBIT margin %*


26,9
24,7
31,4
39,1
32,0
32,3
35,4
1T01
2T
3T
4T*
1T02
2T02
3T02

Margem EBITDA % / *EBITDA margin %*


14,3
16,0
21,2
9,0
23,3
16,1
11,5
1T01
2T
3T
4T**
1T02
2T02***
3T02****

Margem líquida % / *Net margin %*

* As margens EBIT e EBITDA foram impactadas no 4º trimestre de 2001 pela reversão de R$ 29 milhões de provisões.
** Margem líquida reduzida no 4º trimestre de 2001 pela provisão para contingências de R$ 120 milhões para eventuais perdas na Acindar (Argentina).
*** Margem líquida reduzida no 2º trimestre de 2002 pelas provisões (R$ 15 milhões) para eventuais perdas extraordinárias (basicamente mútuo com Acindar) e de ajuste a valor de mercado nas aplicações (R$ 19,4 milhões).
**** Margem líquida impactada no 3º trimestre de 2002 pelo ajuste a valor de mercado nas aplicações financeiras de R$ 72 milhões e pela equivalência patrimonial da BMP, onerada pelo valor adicional do arrendamento de R$ 47,3 milhões.

* *The EBIT and EBITDA margins were adversely affected during the 4th Quarter of 2001 through the reversal of provisions totaling R$ 29 million.*
** *The net margin shrank during the 4th Quarter of 2001 due to the establishment of a contingencies provision totaling R$ 120 million set aside to cover possible future losses by Acindar (Argentina).*
*** *The net margin shrank during the 2nd Quarter of 2002 due to the establishment of provision (R$ 15 million) set aside to cover possible future losses (basically the Acindar loan) and adjusting the market value of the financial investments (R$19.4 million).*
**** *The net margin was adversely affected during the 3rd Quarter of 2002 through the adjustment of the market value of the financial investments of R$ 72 million and the equity earnings of BMP, burdened by R$ 47.3 million due to the higher leasing rate.*

Redução do endividamento líquido consolidado em 7,7% no 3º trimestre e 18,9% no período de janeiro a setembro de 2002

Consolidated net debt down by 7.7% during the 3rd Quarter and 18.9% from January through September 2002

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The following Table illustrates the composition, profile and currency of the Company financing:

Quadro 4 - Composição do Endividamento Liquído / *Table 4 - Net Debt Composition*

Em R$ milhões - *R$ million*	3ºT 2002 Em R$	3ºT 2002 Em US$ (1)	3ºT 2002 Total	2ºT 2002 Total	1ºT 2002 Total	31/12/2001 Total
Belgo - *Belgo*	376,0	(111,5)	264,5	321,9	381,6	363,5
Demais empresas do setor de siderurgia - *BMP and Itaúna*	135,5	8,0	143,5	192,4	207,4	240,0
Trefilarias - *Wire Plants*	0,6	40,1	40,7	53,1	49,9	88,5
Guilman-Amorim - *Guilman-Amorim Hydro-Power Plant*	(22,3)	305,8	283,5	210,0	174,5	185,6
Outras - *Others*	4,8	(27,2)	(22,4)	(8,0)	(4,9)	(2,0)
Total Dívida Líquida - *Total Net Debt*	**494,6**	**215,2**	**709,8**	**769,4**	**808,5**	**875,6**
- Dívida curto prazo - *Short term debt (financial investment)*	61,1	(218,1)	(157,0)	(48,4)	(162,5)	89,8
- Dívida longo prazo - *Long term debt*	433,5	433,3	866,8	817,8	971,0	785,8

(1) Dívida em US$ convertida em R$

(1) Debt in US$ converted to R$


Compromisso

O endividamento líquido consolidado diminuiu em R$165,8 milhões, se considerado o valor registrado em 31/12/2001 de R$ 875,6 milhões. Todas as Empresas Belgo, com exceção da Usina Hidrelétrica Guilman-Amorim contribuíram para aquela amortização.

O endividamento líquido em moeda estrangeira representa 30% do total consolidado e concentra-se basicamente na Hidrelétrica Guilman-Amorim, financiada pelo IFC.

O índice de cobertura (dívida líquida de longo prazo dividida pelo EBITDA anualizado) do Consolidado é de apenas 0,9, atestando o baixo nível do endividamento das Empresas Belgo.

Consolidated net debt shrank R$ 165.8 million compared to the amount of R$ 875.6 million posted on December 31, 2001. All the Belgo companies except the Guilman-Amorim Hydro-Power Plant contributed to this amortization.

Net debt in foreign currency accounted for 30% of the consolidated total, concentrated largely in the Guilman-Amorim Hydro-Power Plant and financed by the IFC.

The Consolidated debt / equity ratio (long-term net debt divided by the annualized EBITDA) is only 0.9, reflecting the low debt levels of the Belgo Enterprises.

Fluxo de Caixa da Controladora

O fluxo de caixa das atividades operacionais alcançou R$ 260 milhões no 3º trimestre e R$ 581 milhões no período de janeiro a setembro de 2002, 98,2% superior ao do mesmo período de 2001.

O investimento líquido em controladas, imobilizações e diferido atingiu R$ 58,1 milhões no 3º trimestre e R$ 141,9 milhões no período, ultrapassando em 83,3% os investimentos realizados no mesmo período de 2001.

Foram pagos em janeiro de 2002 R$ 56,5 milhões de Juros sobre o Capital Próprio, líquidos de Imposto de Renda. A amortização de empréstimos, financiamentos e debêntures, líquida de novas captações, atingiu R$ 286,6 milhões no período.

Dessa forma, tivemos um aumento de disponibilidades da ordem de R$ 96,1 milhões no período de janeiro a setembro de 2002.

Parent Company Cash Flow

The operating cash flow topped R$ 260 million during the 3rd Quarter, reaching R$ 581 million for January through September 2002, 98.2% higher than the figures for the same period in 2001.

Net investments in subsidiary companies, property, plant, equipment and deferred reached R$ 58.1 million during the 3rd Quarter, topping R$ 141.9 million for the period and reflecting an 83.3% increase over investments allocated during the same period the previous year.

In January 2002, interest on equity capital reached R$ 56.5 million, net of Income Tax. he amortization of loans, financing and debentures totaled R$ 286.6 million over the period, net of fresh uptake funding.

This resulted in an increase in cash on hand and banks of some R$ 96.1 million from January through September 2002.

Quadro 5 - Demonstração do Fluxo de Caixa Controladora (R$ milhões)
Table 5 - Cash Flow Statement Parent Company (R$ million)

	3º T	2002 2º T	1º T	2002 jan/set	2001 jan/set	Δ %
Lucro líquido - *Net profits*	52,6	64,4	82,1	199,1	165,7	20,2
Depreciações / Amortizações - *Depreciations / Amortizations*	19,8	19,6	19,3	58,7	56,3	4,3
Participações em empresas controladas - *Stakes in subsidiary companies*	(7,4)	(25,2)	(38,3)	(70,9)	(68,8)	3,1
Resultado da alienação do ativo permanente, líquidas - *Earnings Through divestment of permanent asset, net*	0,2	0,1	(0,1)	0,2	(7,9)	-
Imposto de Renda e contribuição social diferidos - *Income Tax and social security, deferred*	28,3	22,8	26,0	77,1	70,3	9,7
Outros (principalmente juros e var. cambial) - *Others (mainly interest and foreign exchange variations)*	138,2	110,1	28,1	281,7	135,5	107,9
(Aumentos) Reduções de Ativos: ***(Increases) Reductions in Assets:***						
Clientes - *Customers*	(47,8)	(11,9)	14,0	(45,7)	(56,0)	(18,4)
Estoques - *Inventories*	2,1	(7,3)	(7,1)	(12,3)	[illegible]	(34,9)
Outros ativos - *Other assets*	14,8	(6,5)	(37,0)	(28,7)	(12,9)	122,5
Aumentos (Reduções) de Passivos: ***Increases (Reductions) in Liabilities:***						
Fornecedores - *Suppliers*	50,4	37,2	14,7	102,3	(13,3)	-
Outros passivos - *Other liabilities*	8,7	3,1	13,1	19,6	43,2	(54,6)
Fluxo de Caixa das Atividades Operacionais - ***Cash flow - Operating Activities***	**259,9**	**206,4**	**114,8**	**581,1**	**293,2**	**98,2**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(4,6)	(10,8)	(16,6)	(32,0)	(7,2)	344,4
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant, equipment and deferred*	(53,5)	(28,2)	(28,2)	(109,9)	(70,2)	56,6
Fluxo de Caixa das Atividades de Investimentos - ***Cash Flow from Investment Activities***	**(58,1)**	**(39,0)**	**(44,8)**	**(141,9)**	**(77,4)**	**83,3**
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	(125,2)	(158,2)	2,9	(280,5)	(138,4)	102,7
Emissão (resgate) de debêntures e outros - *Emission (redemption) of debentures and others*	-	-	(6,1)	(6,1)	-	-
Pagamento de dividendos/juros capital próprio - *Payment of dividends/interest on equity*	-	-	(56,5)	(56,5)	(136,1)	(58,5)
Fluxo de Caixa das Atividades Financeiras - ***Cash Flow from Financial Activities***	**(125,2)**	**(158,2)**	**(59,7)**	**(343,1)**	**(274,5)**	**25,0**
Aumento (Redução) das Disponibilidades - ***Increase (Reduction) in Cash on Hand and Banks***	**76,6**	**9,2**	**10,3**	**96,1**	**(58,7)**	-
Disponibilidades no início do período - *Cash on hand and banks at start of period*	405,8	396,6	386,3	386,3	523,9	(26,3)
Disponibilidades no fim do período - *Cash on hand and banks at end of period*	482,4	405,8	396,6	482,4	465,2	3,7

Resultado Consolidado – Empresas Belgo
Consolidated Earnings – Belgo Companies

Quadro 6
Table 6

Em R$ milhões - *R$ million*	3º T	2002 2º T	1ºT	2002 jan/set	2001 jan/set	Δ %
Receita bruta - *Gross Revenues*	1.153,8	920,4	862,4	2.936,6	2.293,8	28,0
Receita Líquida - ***Net Revenues***	**905,6**	**709,0**	**670,0**	**2.284,6**	**1.756,7**	**30,1**
Mercado interno - *Domestic market*	699,0	578,7	563,5	1.841,2	1.541,3	19,5
Mercado externo - *Exports*	206,5	130,3	106,5	443,3	215,4	105,8
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**250,8**	**193,8**	**192,1**	**636,7**	**441,2**	**44,3**
Despesas financeiras - *Financial expenses, net*	(97,6)	(39,7)	(17,2)	(154,5)	(76,3)	102,5
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(25,5)	(22,9)	(8,2)	(56,6)	9,9	-
Equivalência patrimonial - *Equity earnings*	(4,7)	(1,3)	11,6	5,6	(27,0)	-
Receitas (despesas) não operacionais - *Non-Operating revenues (expenses)*	(5,4)	(19,2)	(17,8)	(42,4)	(55,5)	(23,6)
Lucro Líquido - ***Net Profits***	**52,6**	**65,9**	**99,7**	**218,2**	**171,6**	**27,2**
Parcela do grupo - *Group portion*	64,0	63,1	82,9	210,0	164,9	27,3
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**287,5**	**230,1**	**228,0**	**745,6**	**535,0**	**39,4**
Investimentos - *Investments*	74,5	56,5	43,0	174,0	136,2	27,8
Aumento (redução) capital de giro operacional - *Increase (reduction) in operating working capital*	(85,9)	(10,4)	(14,9)	(111,2)	191,4	-
Endividamento líquido - *Net debt*	709,7	769,5	808,5	709,7	904,9	(21,6)
Disponibilidades (no final do período) - *Cash on hand and banks (at end of period)*	595,9	496,5	622,6	595,9	516,6	15,4
No Final do Período - ***At End of Period***						
Patrimônio líquido - *Net equity*	2.374,6	2.346,0	2.293,5	2.374,6	2.213,3	7,3
- Acionistas não controladores - *Non-controlling shareholders*	184,2	207,1	217,7	184,2	180,3	2,2
- Parcela do grupo - *Group portion*	2.190,4	2.138,9	2.075,8	2.190,4	2.033,0	7,7
Ativo total - *Total assets*	4.964,4	4.608,1	4.444,0	4.964,4	4.394,3	13,0
Nº de empregados - *Employees*	6.989	7.036	7.182	6.989	7.238	(3,4)

Demonstração do Fluxo de Caixa Consolidado (R$ milhões)

Consolidated Cash Flow Statement (R$ million)

Quadro 7 *Table 7*

	2002 3º T	2002 2º T	2002 1º T	2002 jan/set	2001 jan/set	Δ %
Lucro líquido - *Net profits*	64,0	63,1	82,9	210,0	164,9	27,3
Depreciações / Amortizações - *Depreciation / Amortization*	36,6	36,4	36,0	109,0	93,9	16,1
Participação do acionista não controlador - *Stake held by non-controlling shareholder*	(23,0)	(10,6)	12,4	(21,2)	(10,8)	96,3
Participações em empresas controladas - *Stakes in subsidiary companies*	4,8	1,4	(11,5)	(5,3)	32,2	-
Resultado da alienação do ativo permanente, líquidas - *Earnings on divestment of permanent asset, net*	2,8	0,1	0,6	3,5	7,3	(52,1)
Imposto de Renda e contribuição social diferidos - *Income Tax and social security, deferred*	56,1	33,5	55,4	145,0	87,8	65,1
Outros (principalmente juros e var. cambial) - *Others (mainly interest and foreign exchange variations)*	236,2	174,1	33,8	444,1	262,7	69,1
(Aumentos) Reduções de Ativos: - *(Increases) Reductions in Asset:*						
Clientes - *Customers*	(83,3)	0,8	(23,3)	(105,8)	(139,2)	(24,0)
Estoques - *Inventories*	27,3	(21,1)	(7,6)	(1,4)	(37,1)	(96,2)
Outros ativos - *Other assets*	(70,4)	(46,1)	(5,4)	(121,9)	(95,3)	27,9
Aumentos (Reduções) de Passivos: - *(Increases) Reductions in Liabilities:*						
Fornecedores - *Suppliers*	45,1	40,4	0,7	86,2	(2,4)	-
Outros passivos - *Other liabilities*	125,5	24,7	21,1	171,3	85,1	101,3
Fluxo de Caixa das Atividades Operacionais - *Cash flow - Operating Activities*	**421,7**	**296,7**	**195,1**	**913,5**	**449,1**	**103,4**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(12,8)	7,0	2,1	(3,7)	(67,5)	(94,5)
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant and equipment and deferred*	(75,4)	(53,3)	(44,2)	(172,9)	(131,8)	31,2
Fluxo de Caixa das Atividades de Investimentos - *Cash Flow - Investment Activities*	**(88,2)**	**(46,3)**	**(42,1)**	**(176,6)**	**(199,3)**	**(11,4)**
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	(210,4)	(362,2)	94,1	(478,5)	(228,0)	109,9
Emissão (resgate) de debêntures e outros - *Emission (redemption) of debentures and others*	(4,3)	(3,9)	(10,3)	(18,5)	12,2	
Pagamento de dividendos/juros capital próprio - *Payment of dividends/interest on equity*	(19,4)	(10,4)	(57,5)	(87,3)	(145,5)	(40,0)
Fluxo de Caixa das Atividades Financeiras - *Cash flow - Financial Activities*	**(234,1)**	**(376,5)**	**26,3**	**(584,3)**	**(361,3)**	**61,7**
Aumento (Redução) das Disponibilidades - *Increase (Reduction) in Cash on Hand and Banks*	**99,4**	**(126,1)**	**179,3**	**152,6**	**(111,5)**	-
Disponibilidades no início do período - *Cash on hand and banks: start of period*	496,5	622,6	443,3	443,3	628,1	(29,4)
Disponibilidades no fim do período - *Cash on hand and banks: end of period*	595,9	496,5	622,6	595,9	516,6	15,4

Dados Consolidados do Setor de Trefilarias

Consolidated Data – Wires Sector

Quadro 8 - Dados Selecionados - BBA + Jossan + BMB *Table 8 - Selected Data - BBA + Jossan + BMB*

Em R$ milhões - *R$ million*	2002 3º T	2002 2º T	2002 1º T	2002 jan/set	2001 jan/set	Δ %
Receita bruta - *Gross revenues*	379,4	329,1	311,1	1.019,6	845,9	20,5
Receita Líquida - ***Net Sales***	**297,7**	**255,9**	**240,0**	**793,6**	**652,0**	**21,7**
Mercado interno - *Domestic market*	256,7	228,8	224,5	710,0	594,6	19,4
Mercado externo-- *Exports*	41,0	27,0	15,5	83,5	57,5	45,2
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**72,4**	**50,9**	**47,8**	**171,1**	**131,1**	**30,5**
Receitas (Despesas) financeiras - *Financial revenues (expenditures)*	(1,1)	2,9	(2,9)	(1,1)	(8,1)	(86,4)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(4,9)	(5,2)	(0,8)	(10,9)	(27,5)	(60,4)
Lucro Líquido - ***Net Profit***	**59,6**	**43,8**	**32,4**	**135,8**	**79,7**	**70,4**
Parcela do grupo - *Group portion*	35,0	25,7	19,1	79,8	47,8	66,9
Equivalência Patrimonial - *Equity earnings*	13,0	8,5	2,7	24,2	9,3	160,2
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**83,8**	**62,3**	**58,9**	**205,0**	**152,0**	**34,9**
Investimentos - *Investments*	8,7	6,2	4,6	19,5	37,9	(48,5)
Endividamento líquido - *Net debt*	40,7	53,1	50,0	40,7	111,0	(63,3)
Nº de empregados - *Employees*	2.207	2.251	2.297	2.207	2.331	(5,3)

O aumento das vendas no mercado interno e nas exportações de trefilados estimulado pela desvalorização do Real e concentrados em produtos de alta tecnologia e de maior valor agregado contribuíram para um aumento da receita líquida de 21,7%, um expressivo aumento no lucro operacional de 30,5% e na geração de caixa de 35%, atingindo R$ 205,0 milhões.

Rising domestic and export sales of wire products were spurred by the devaluation of the Real, concentrated in high-technology products with higher added value, boosting Net Revenues by 21.7%, in parallel to a significant increase in the Operating Profits of 30.5% and cash flow generation up by 35% to R$ 205.0 million.

As políticas de amortização de dívida com a geração de caixa permitiram uma redução de 63,3% no endividamento líquido do Setor de Trefilarias.

Together with the cash flow generation, the debt amortization policies resulted in a 63.3% reduction in the net debt of the Wires Sector.

O lucro líquido aumentou 70,4% em relação ao mesmo período do ano passado.

Net profits rose 70.4% over the same period last year.

Mercado de Capitais

Capitals Market

No período de janeiro a setembro de 2002 foram negociadas na BOVESPA 117,2 milhões de Ações Ordinárias (BELG3) e 479,3 milhões de Ações Prefenciais (BELG4).

From January through September 2002, 117.2 million Common Shares (BELG3) and 479.3 million Preferred Shares (BELG4) were traded on the São Paulo Stock Exchange (BOVESPA).

O total das transações montou a R$ 126 milhões, em 3.439 negócios.

The total amount of these transactions reached $ 126 million in 3,439 trades.

As ações ordinárias e preferenciais tiveram uma valorização de 110,77% e 105,90% respectivamente, sem se considerar os juros sobre o capital pagos em janeiro de 2002. No mesmo período, o índice IBOVESPA teve uma queda de 36,56%.

The common and preferred share prices rose 110.77% and 105.90% respectively, not including the interest on equity paid in January 2002. Over the same period, the São Paulo Exchange Index (IBOVESPA) dropped 36.56%.

O valor de mercado da Belgo em 30/09/2002 atingiu R$ 1.932,9 milhões, contra R$ 926,8 milhões em 31/12/2001.

On September 30, 2002, the market value of Belgo reached R$ 1,932.9 million, compared to R$ 926.8 million on December 31, 2001.

Quadro 9 - Indicadores de Mercado

Table 9 - Market Indicators

		1997	1998	1999	2000	2001	Set/02
R$ / Lote 1000 ações - *R$ / 1000 shares*							
Cotações de fechamento - *Closing prices*	ON	58,99	78,00	112,00	129,00	130,00	274,00
Cotações de fechamento - *Closing prices*	PN	53,00	37,00	120,00	130,99	146,67	302,00
R$ milhões - *R$ million*							
Valor de mercado - *Market value*		252,5	272,2	780,2	878,0	926,8	1.932,9

jota campelo

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas
Transfer Agent and Register

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores
Investors Relations
Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo
Headquarters and Central Office
Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 – Belo Horizonte – MG – Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br